Exhibit 99.1

Ku6 Media Press Conference

For New Business Launching

BEIJING, China, September 29, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focusing on User Generated Content (“UGC”) in China, today announced that it had held a press conference to launch a new business of video social communication to be known as “Model Interactive Community”.

The press conference successfully attracted approximately 40 well-known media companies, including Sina (SINA), NetEase (NTES), Xinhuanet and others. “Model Interactive Community” is an online live video communication program where models can interact with visitors directly.

“It’s my pleasure to announce that our new business, the ‘Model Interactive Community,’ has been successfully launched,” Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented, “we believe that the new business will bring more user traffic and opportunities for revenue growth in the future.”

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager
Telephone +86 10 5758 6819
ir@ku6.com